Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main Fax	212.407.4000 212.407.4990

December 2, 2014

Ms. Jennifer Monick

Senior Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Prime Acquisition Corp.
Form 20-F for the year ended December 31, 2013
Filed on September 8, 2014
File No. 001-35105

Dear Ms. Monick:

On behalf of our client, Prime Acquisition Corp., a Cayman Islands company(the “Company”), we hereby provide responses to comments issued in a letter dated November 21, 2014 (the “Staff’s Letter”) relating to the Company’s Form 20-F for the year ended December 31, 2013 (File No. 001-35105) (the “Form 20-F”). Contemporaneous with this submission, we are filing on the EDGAR system a complete copy of Amendment No. 1 to the Form 20-F and related Materials (the “Amendment”) reflecting the responses of the Company below.

In order to facilitate your review, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

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A limited liability partnership including professional corporations

Ms. Jennifer Monick U.S. Securities and Exchange Commission December 2, 2014 Page 2

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2013

Note 4 – Business Combination and Goodwill

Contingent Consideration, pages F-18 – F-19

1.	You indicate that Management deems that there is no accounting implication on the call option granted. Please clarify how you came to this conclusion. Your response should discuss the facts considered and the authoritative accounting literature relied upon that support your conclusion. Additionally, please tell us what the registrant has to give to the seller if the seller exercises the call option.

COMPANY RESPONSE: As defined in paragraph 11 of IAS 32, Financial Instruments: Presentation, a financial liability is defined as any liability that is:

(a) a contractual obligation:

(i) to deliver cash or another financial asset to another entity; or

(ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the entity; or

(b) a contract that will or may be settled in the entity’s own equity instruments and is:

(i) a non-derivative for which the entity is or may be obliged to deliver a variable number of the entity’s own equity instruments; or

(ii) a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments. For this purpose, rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. Also, for these purposes the entity’s own equity instruments do not include puttable financial instruments that are classified as equity instruments in accordance with paragraphs 16A and 16B, instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation and are classified as equity instruments in accordance with paragraphs 16C and 16D, or instruments that are contracts for the future receipt or delivery of the entity’s own equity instruments.

Ms. Jennifer Monick U.S. Securities and Exchange Commission December 2, 2014 Page 3

And as further defined by paragraph 16 of IAS 32, the instrument is an equity instrument if, and only if, both conditions (a) and (b) below are met.

(a) The instrument includes no contractual obligation:

(i) to deliver cash or another financial asset to another entity; or

(ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the issuer.

(b) If the instrument will or may be settled in the issuer’s own equity instruments, it is:

(i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or

(ii) a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments. For this purpose, rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency are equity instruments if the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. Also, for these purposes the issuer’s own equity instruments do not include instruments that have all the features and meet the conditions described in paragraphs 16A and 16B or paragraphs 16C and 16D, or instruments that are contracts for the future receipt or delivery of the issuer’s own equity instruments.

The call option granted the sellers an option to repurchase the entire equity interest in certain subsidiaries owned by the Company. Based on the definition from paragraph 11 of IAS 32, the call option granted is determined as a financial liability because it is a contractual obligation to exchange financial assets (the equity interests in certain subsidiaries held by the Company for the call option) or financial liabilities with another entity under conditions that are potentially unfavourable to the entity. Further, based on paragraph 16 of IAS 32, the call option was further confirmed as a financial liability instead of an equity instrument because the instrument may not be settled in the entity’s own equity instruments.

Therefore, the call option will be accounted for under the liability method and the value of the liability will be recorded at each reporting period.

Ms. Jennifer Monick U.S. Securities and Exchange Commission December 2, 2014 Page 4

The call option is only exercisable in the event that sellers are unable to sell a sufficient number of shares to reach certain dollar targets in certain periods set forth in the TVAs. The terms of the TVAs do not become effective until there is an effective registration statement covering such shares. The registration rights agreement entered into with the sellers requires the Company to file a registration statement covering these shares as soon as practicable. Management deems that “as soon as practicable” would not have been a date prior to April 30, 2014, the due date of the Annual Report on Form 20-F filing. As a result, Management deems that the call option had no value to be recorded as of December 31, 2013 and hence no accounting implications for the reporting period.

Also, at December 31, 2013, the common stock of the company was trading at approximately $7.00 per share. Under the TVA, 736,850 (1,719,317 shares x $3.00 per share ($10.00 less $7.00) divided by $7.00 market value per share) additional shares would have been required to be issued to make the sellers whole at $10.00 per share. The Company had these shares available to be issued at December 31, 2013. Therefore, no liability was required to be recorded at December 31, 2013.

Exhibits

2.	Please amend to include the certifications required by Rule 13a-14(a) or 15d-14(a) and Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934 as an Exhibit. Reference is made paragraphs 12 and 13 of Instructions as To Exhibits for Form 20-F.

COMPANY RESPONSE: The certifications were inadvertently omitted from the Form 20-F and have been filed with the Amendment.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

Loeb & Loeb LLP